Hogan Lovells
11th Floor, One Pacific Place
88 Queensway
Hong Kong

霍金路偉律師行
霍金路偉律師行	香港金鐘道88號
太古廣場一座11樓

T 電話 +852 2219 0888
F 傳真 +852 2219 0222
DX No 225017 Wanchai 1
www.hoganlovells.com

7 July 2023

Confidential Submission via EDGAR
Draft Registration Statement
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trident Digital Tech Holdings Ltd (CIK No. 0001983550)
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of Trident Digital Tech Holdings Ltd, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) for confidential non-public review by the staff of the Securities and Exchange Commission (the “Commission”) pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Draft Registration Statement relates to the initial public offering of the Company’s Class B ordinary shares, par value US$0.00001 per share, to be represented by American depositary shares (“ADSs”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the non-public draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company has included in this submission its audited consolidated financial statements as of December 31, 2021 and 2022 and for each of the two years ended December 31, 2021 and 2022.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Partners

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

L Davidson

A Croke

J E M Leitch

B A Phillips

T Liu

Counsel

A D E Cobden

K K S Wong

J S F Yim

J Leung

D Lau

S Suen

J Cheng

Foreign Legal
Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

*Notary Public

Should you have any questions about the Draft Registration Statement, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com, or Chris Zhao, partner at Marcum Asia CPAs LLP (“Marcum”), by telephone at (86) 139 2605 0901 or via email at Chris.Zhao@marumasia.com. Marcum is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

CC:

Soon Huat Lim, Chief Executive Officer, Trident Digital Tech Holdings Ltd

Chris Zhao, Partner, Marcum Asia CPAs LLP

Ross David Carmel, Esq., Partner, Carmel, Milazzo & Feil LLP

Barry P. Biggar, Esq., Partner, Carmel, Milazzo & Feil LLP